

November 18, 2013

Via E-mail
William D. Kennedy
Chief Executive Officer
Echo Automotive, Inc.
16000 N. 80th Street, Suite E
Scottsdale, AZ 85260

>   **Re: Echo Automotive, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 13, 2013**
>   **File No. 333-189812**

Dear Mr. Kennedy:

We have reviewed your response to our letter dated October 3, 2013 and have the following additional comments.

<u>General</u>

1. Please include current financial statements in your amended registration statement. Please be advised that we may defer our review of any amendment that does not contain current financial statements. Refer to Article 8-08 of Regulation S-X.

2. Please also include a currently dated auditor's consent in your amended registration statement. Manually signed consents should be kept on file for five years. Refer to Rule 402 of Regulation C.

<u>Information with Respect to the Registrant, page 29</u>

<u>Strategy, page 30</u>

3. We note your response to prior comment 3. Please add a risk factor describing the risks that your "small scale" beta testing may be inadequate to validate your performance claims and may result in higher warranty claims.

<u>Revenues and Customers, page 35</u>

4. We note your response to prior comment 9. Please clarify whether the revenues retained by the distributors under your existing distribution agreements are service or installation revenues and clarify what percentage of revenues you generate from distribution of EchoDrive kits.

5. We note your response to prior comment 10. It appears from exhibit 10.30 that you have entered into a distribution agreement with one Meineke franchisee. If true, please revise here accordingly.

6. Additionally, it appears that the agreement filed as exhibit 10.31 is a "form of" agreement. Please file the distribution agreement with Dickinson as an exhibit to your amended registration statement.

Legal Proceedings, page 39

7. Please provide here the disclosure called for by Item 102 of Regulation S-K with respect to the two matters disclosed in Note 16 to your consolidated financial statements. Additionally, please revise your liquidity section to discuss the alleged default on the Portofino Investments II Limited Partnership convertible note and add the appropriate risk factor disclosure.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP